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July 19, 2022

BY EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549-3561
Attn:	Loan Lauren Nguyen Karina Dorin

Re:	Global Business Travel Group, Inc.
Registration Statement on Form S-1
Filed June 21, 2022
File No. 333-265748

Dear Ms. Nguyen and Ms. Dorin:

On behalf of our client, Global Business Travel Group, Inc., (the “Company”), we hereby provide the Company’s responses to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2022 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 filed with the Commission on June 21, 2022.

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Loan Lauren Nguyen and Karina Dorin

U.S. Securities and Exchange Commission

July 19, 2022

Registration Statement on Form S-1

Cover Page

1.	For each of the shares and warrants being registered for resale, please disclose the price that the selling securityholders paid for such shares or warrants, or the securities overlying such shares or warrants.

In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 43 and 44 of the Registration Statement.

2.	Disclose the exercise price of the warrants compared to the market price of the underlying security. We note that the warrants are out the money. Please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion of your ability to fund your operations on a prospective basis with your current cash on hand.

In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 2, 5, 48, 49, 85 and 113 of the Registration Statement.

3.	We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were received by the selling securityholders for no consideration or purchased for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 2, 43 and 44 of the Registration Statement.

Prospectus Summary, page 1

4.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital. As examples only, revise your disclosures in the prospectus summary, risk factors, liquidity update at page 73 and MD&A.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 47, 48, 84, 85 and 113 of the Registration Statement.

5.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that the Continuing JerseyCo Owners, Holders of GBT Legacy MIP Options and GBT Legacy MIP Shares collectively are the beneficial owners of over 80% of your outstanding shares and will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 2, 43 and 44 of the Registration Statement.

Risk Factors, page 7

6.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the your Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, certain selling securityholders have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Loan Lauren Nguyen and Karina Dorin

U.S. Securities and Exchange Commission

July 19, 2022

In response to the Staff’s comment, the Company has revised the disclosure on pages 43 and 44 of the Registration Statement.

General

7.	Please revise your disclosure to quantify the number of shares of Class A common stock that are issuable upon exercise of the private placement warrants and public warrants that were issued to stockholders in connection with the APSG IPO, issuable upon the exchange of GBT B Ordinary Shares held by the Continuing JerseyCo Owners, issuable upon the conversion of “earnout” shares held by the Continuing JerseyCo Owners and the holders of GBT Capital Stock and GBT Legacy MIP Options, and issuable upon the exercise of GBTG Options held by the holders of GBT Capital Stock and GBT Legacy MIP Options.

In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 43 and 44 of the Registration Statement.

8.	We note that you are seeking to register the primary issuance of (i) shares of Class A common stock issuable upon the exchange of GBT B Ordinary Shares held by the Continuing JerseyCo Owners and (ii) shares of Class A Common Stock issuable upon the conversion of “earnout” shares held by the Continuing JerseyCo Owners and the holders of GBT Capital Stock and GBT Legacy MIP Options. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common shares to the Continuing JerseyCo Owners and holders of GBT Capital Stock and GBT Legacy MIP Options as the overlying securities appear to have been offered privately. Alternatively, please revise your registration fee table and prospectus to indicate that the registration statement does not cover the offer and sale of these underlying securities. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 103.04, 134.02 and 239.15.

The Company is not seeking to register the primary issuance of shares; rather, the Company is seeking to register the resale of (i) shares of Class A common stock issuable upon the exchange of GBT B Ordinary Shares held by the Continuing JerseyCo Owners and (ii) shares of Class A Common Stock issuable upon the conversion of “earnout” shares held by the Continuing JerseyCo Owners and the holders of GBT Capital Stock and GBT Legacy MIP Options. The Company has revised the disclosure on the cover and page 5 of the Registration Statement and has revised the registration fee table.

9.	We note you are seeking to register the resale of the converted Founder Shares. Please revise your disclosure here, in the Prospectus Summary and elsewhere to discuss that the Founder Shares are subject to the transfer restrictions pursuant to the Sponsor Side Letter. In that regard, we note you disclose on page 117 that pursuant to the Sponsor Side Letter, the Sponsor and the Insiders are not permitted to transfer their Class A Common Stock, subject to certain permitted exceptions, until the earlier to occur of (a) one year following the Closing and (b) the date which the VWAP of Class A Common Stock exceeds $12.00 per share for any 20 trading days within a period of 30 consecutive trading days. Additionally, revise to describe the permitted exceptions to the transfer restrictions that you suggest.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 131 of the Registration Statement.

10.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and private placement investors acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor and private placement investors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 43 and 44 of the Registration Statement.

* * * * *

Please contact me at (213) 687-5122 or michelle.gasaway@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ P. Michelle Gasaway, Esq.

cc:	Eric J. Bock, Chief Legal Officer, Global Business Travel Group, Inc.
Gregory A. Fernicola, Skadden, Arps, Slate, Meagher & Flom LLP